UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On February 21, 2018, Anatoly Hurgin, the Chief Executive Officer, director and controlling shareholder of Ability Inc. (the “Company”), and Alexander Aurovsky, the Company’s Chief Technology Officer, director and controlling shareholder of the Company (collectively, the “Controlling Shareholders”) executed an Irrevocable Undertaking (the “Undertaking’) for the benefit of the Company. According to the Undertaking, the Controlling Shareholders agreed to make available to the Company from, March 1, 2018, a $3 million line of credit or loan. in favor of the Company’s subsidiary, Ability Computer & Software Industries Ltd.

The Undertaking provides that the term of the line of credit or loan is to be for a period of no less than six months. The line of credit or loan will not bear any interest and the Controlling Shareholders may not demand repayment, reduce or otherwise impair the line of credit or the loan.

The Undertaking further provides that at the end of the term of the line of credit or loan, the board of directors will determine whether repayment of the line of credit or loan will compromise the ability of the Company to meet its obligations during the twelve months following repayment. The Controlling Shareholders undertake to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the board of directors with respect to the necessity of the support of the Controlling Shareholders.

The foregoing description of the Undertaking is not complete and is qualified in its entirety by reference to the full text of the Undertaking, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

The following exhibit is attached:

10.1	Irrevocable Undertaking dated February 21, 2018 (translation from Hebrew)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: February 27, 2018

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